

HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-721
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul
@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 15 April 2005

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Martina Peterhofen　　Dagmar Roed

Enclosures

(1) 15 April 2005	Hypo Real Estate Holding AG: Amended Financial Calender 2005 (Date for Publication of Three Months' Statement changed)
(2) 08 April 2005	Press release: Hypo Real Estate Capital Corporation closes US$ 338.3 million construction loan to PT Maxwell, LLC for its development of luxury condos in Hoboken, NJ

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Hypo Real Estate Holding AG

Here are all the dates available for Hypo Real Estate Holding AG. Please select the entry in the column "Title" for further information.

Corporate Calendar *

Date	Title	Location
10/11/2005	Publication Nine Months' Statement	
10/08/2005	Publication Six Months' Statement	
20/05/2005	Annual General Meeting	
13/05/2005	Publication Three Months' Statement	
15/03/2005	Annual Press Briefing	
15/03/2005	Publication Annual Financial Statements	

Please note: The issuer company is liable for the accuracy and complete nature of the information marked with an *.


Hypo Real Estate
GROUP

Press release

Hypo Real Estate Capital Corporation closes US$ 338.3 million construction loan to PT Maxwell, LLC for its development of luxury condos in Hoboken, NJ

- **Four buildings with 832 residential units planned**
- **Commercial space adds up to 206,000 square feet**

New York, Dublin, Munich, April 8th , 2005 – Hypo Real Estate Capital Corporation ("HRECC") – the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – closed a US$ 338.3 million construction loan in March for the first two phases of the development of Maxwell Place on the Hudson, a luxury condominium community in Hoboken, New Jersey.

Maxwell Place is located at 1025 – 1125 Maxwell Lane on the Hudson River, the former Maxwell House Coffee manufacturing facility site. When completed, the community will total four buildings, consisting of approximately 832 residential units, 1,524 parking spaces and approximately 206,000 square feet of commercial space. Maxwell Place will be one of the most extraordinary condominium developments ever built on New Jersey's Gold Coast. Offering an exceptional standard of luxury urban living, Maxwell Place will feature a number of top tier amenities, including spectacular direct views of Manhattan, a residents' club, rooftop pool, full-service fitness center and 24-hour concierge service.

Developed by PT Maxwell, LLC, a joint venture of Pinnacle Downtown and Toll Brothers' City Living subsidiary, Maxwell Place represents a collaboration between two of the industry's premier development companies. Award winning, internationally recognized architect Michael

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Graves designed the lobbies and interior space at Maxwell Place with Hoboken's Dean Marchetto serving as Master Plan Architect.

"We are proud to be working with Pinnacle and Toll Brothers on this historic condo development," said Evan F. Denner, head of real estate finance for Hypo Real Estate Capital Corp. "We are also pleased to continue our market leadership position providing financing solutions to many of the region's most visible and noteworthy residential development projects."

Notes to editors:

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years the firm has closed more than $18 billion in construction, fixed rate, floating rate and mezzanine loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

About Hypo Real Estate Bank International
Hypo Real Estate Bank International, based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG). The corporate group comprises the non-operational, listed holding company, Hypo Real Estate Holding AG, headquartered in Munich, and three operational business units. Besides Hypo Real Estate Bank International these are Württembergische Hypothekenbank AG (WürttHyp), with headquarters in Stuttgart, and Munich-based Hypo Real Estate Bank AG. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

Press contact:

Hypo Real Estate Group:
Oliver Gruss
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com